Travelers Bond and Financial Products 100 California St. Ste. 300 San Francisco, CA 94111	Tim McGreevy Phone: 415-732-1415 Fax: 877-872-4931 email: tjmcgree@travelers.com

Investment Company Blanket Bond Binder

Date:	June 18, 2014

To:	Lawrence Bowlus Aon Risk Services San Francisco, CA

Re:	The Charles Schwab Family of Funds Investment Company Blanket Bond Policy Number: ZBN – 51M08329 – 14 – N2 Policy Period: June 30, 2014 to June 30, 2015

Dear Lawrence,

Thank you for providing us with renewal information on behalf of the captioned risk, based on the information furnished to us, we are pleased to present your office with the following binder:

Term:	12:01 a.m. June 30, 2014 to 12:01 a.m. June 30, 2015

Named Insured:	All Schwab and Laudus Funds within the following Groups: Charles Schwab Family of Funds Schwab Investments Schwab Capital Trust Schwab Annuity Portfolios Laudus Trust

Co-Surety Primary Layer:

$25 million per occurrence (structured as follows):

- St. Paul Fire & Marine Insurance Company $15 million part of $25 million (lead underwriter)

- Great American Insurance Co. $10 million part of $25 million

Deductible:	$100,000

Company:	St. Paul Fire & Marine Insurance Company

Coverage:

Insuring Agreement A – Fidelity

Insuring Agreement B – Audit Expense

Insuring Agreement C – On Premises

Insuring Agreement D – In Transit

Insuring Agreement E – Forgery or Alteration

Insuring Agreement F – Securities

Insuring Agreement G – Counterfeit Currency

Insuring Agreement H – Stop Payment

Insuring Agreement I – Uncollectible Items of Deposit

Insuring Agreement J – Unauthorized Signature

Insuring Agreement K – Computer Systems

Insuring Agreement L – Telefacsimile Systems

Insuring Agreement M – Voice-Initiated Transactions

Insuring Agreement N – Automated Phone Systems

1

Sub-Limits:

$50,000 – Nil deductible Audit Expense

$500,000/$10,000 deductible applicable to Stop Payment, Uncollectible

Items of Deposit and Unauthorized Signature

St. Paul will take 60% of sub-limits

Great American will take 40% of sub-limits

Form:	St. Paul Travelers Investment Co. Blanket Bond form – ICB005 ed. 7-04

The riders that are effective as of inception are:

ICB010 – Amend Named Insured (Funds to be listed on Endorsement)

ICB011 – Computer System (as expiring)

ICB012 – Unauthorized Signatures (as expiring)

ICB013 – Telefacsimile Systems (as expiring)

ICB014 – Voice Initiated Transaction (as expiring)

ICB016 – Amend Definition (f) Investment Company (as expiring)

ICB019 – Automated Phone Systems (as expiring)

ICB020 – Amend Insuring Agreement F (Stamp/Medallion) (as expiring)

ICB026 – Added Exclusions (n) and (o) (as expiring)

ICB031 – Worldwide Coverage – Counterfeit Currency (as expiring)

ICB042 – Co-Surety Rider (as expiring)

ICB050 – California Premium Rider

MEL2555 – Loss-Notice of Proof-Legal Proceedings-Designate Persons for Discovery of Loss

MEL2684 – Automatic Coverage for New Investment Companies / Increase in Limits (as expiring)

MEL2899 – Amend Definition of Employee to include temporary personal, part-time employees and consultants while performing duties on behalf of the Insured (as expiring), and Sub-Advisors and Sub-Administrators (per expiring)

MEL3274 – Amend Section 13. – Termination as to any Employee (as expiring)

MEL3279 – Schedule of Depositories (as expiring)

MEL5483 – Amend General Agreement C – Attorney Fees

MEL7428 – Replace Insuring Agreement A – Larceny / Embezzlement

MEL8829 – Cancellation by Insurer for Non-Payment

MEL8830 – Electronic Reproduction Signatures included

MEL8831 – Automatic coverage threshold amended to 20%

Total Annual Premium for $25 million Co-Surety primary layer is $97,405 of which $58,443 will be applicable to Travelers.

Commission:    15%

Our proposal is conditioned upon no material change in the risk occurring between the date of this letter and the inception date of the proposed bond. In the event of such change in risk, the Insurer in its sole discretion, whether or not this binder has already been accepted by the Insured, may modify and or withdraw this proposal.

Our binding of this risk, will be subject to the receipt of the following information:

•	None. All requirements have been met

We thank you for this opportunity to be of service to you. Should you have any questions or comments regarding this quotation please contact me at (415)732-1415.

Sincerely,

/s/ Tim McGreevy
Tim McGreevy
Account Executive

2

June 18, 2014	Fidelity / Crime Division
65 Broadway, Suite 1105, Suite 1105
Mr. Larry Bowlus	New York, NY 10006
Aon Risk Services Northeast Inc	www.CrimeInsurance.com
199 Water St	212-513-4012
New York, NY 10038-3526	513-768-5188 (Fax)

Re:	CHARLES SCHWAB FAMILY OF Funds, The Funds, The

Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Larry,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED:	CHARLES SCHWAB FAMILY OF Funds, The Funds, The

ADDRESS:	211 Main Street San Francisco, CA 94104

BOND NUMBER:	FS 554-46-19-10

EFFECTIVE DATES:	12:01 A.M. on June 30, 2014 to 12:01 A.M. on June 30, 2015

ISSUING COMPANY:	Great American Insurance Company A.M. Best Rated “A+” (Superior) Class XIII as of February 21, 2014 Standard & Poor’s Rated “A+” (Strong) as of June 24, 2013 Admitted in all 50 States & Canada

POLICY FORM:	Standard Great American Investment Company Bond

TOTAL PREMIUM:	$38,962

COMMISSION PAYABLE:	15% (Commission Payable on Total Premium)

QUOTA SHARE PARTICIPATION SCHEDULE:

Participating Carrier

Company:	Great American Insurance Company

Single Loss Limit:	$10,000,000

Participation:	40%

SUBJECTIVITIES:

No subjectivities are required. File is current.

www.Crimelnsurance.com	Page 1 of 2	www.GreatAmericanlnsuranceGroup.com

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:	If you are using overnight mail:

Great American Insurance Group 3561 Solutions Center Chicago, IL 60677-3005	PNC Bank c/o Great American Insurance Group Lockbox Number 773561 350 East Devon Avenue Itasca, IL 60143

Please feel free to contact me with any questions. Thank you for the opportunity to provide terms on this account!

Best Regards,

/s/ Robert Larsen
Robert Larsen
Director
212-513-4012
rlarsen@GAIC.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

www.Crimelnsurance.com	Page 2 of 2	www.GreatAmericanlnsuranceGroup.com

June 20, 2014

John Prentis

Managing Director

Financial Services Group

Aon Risk Insurance Services West, Inc.

199 Fremont Street, Suite 1500

San Francisco, CA 94105

RE:	The Charles Schwab Family of Funds (“Schwab”)

ICI Mutual Excess Blanket Bond No. 98291114B (“Excess Bond”)

Dear John:

We are pleased that Schwab is renewing its Excess Bond with ICI Mutual Insurance Company.

We acknowledge receipt of your e-mail requesting us to bind the above referenced coverage.

This binder letter, subject to the conditions set forth below, binds ICI Mutual to Excess Bond coverage, effective 12:01 a.m. EST, June 30, 2014 on the following terms:

Product	Limit	Deductible	Annual Premium	CA Tax at 2.35%	Total Amount Due
Excess Bond	$25,000,000	$25,000,000	$71,700	$1,685	$73,385

The coverage provided by this binder letter is expressly conditioned upon the following:

•	The executed signature page of the ICIM Renewal Application.

The temporary insurance coverage provided by this binder letter is subject to the terms, conditions and limitations of this letter and of the specimen ICI Mutual policies. However, the cancellation and termination provisions of the ICI Mutual policies shall not apply to the temporary insurance coverage provided by this binder letter, to the extent that those provisions would require ICI Mutual to furnish advance written notice of termination and/or cancellation. Any temporary insurance coverage provided by this binder letter shall expire automatically as of the date of issuance of the ICI Mutual policies.

In your Application for ICI Mutual coverage, your authorized representative agreed to notify us of any significant adverse change in the condition of any of the Named Insureds that is discovered between the date of the Application and the Effective Date, which would make the Application inaccurate or incomplete. Please immediately notify our underwriter, ICIM Services, Inc. of any such change. IF THERE IS SUCH A CHANGE, ICI MUTUAL RESERVES THE RIGHT TO REFUSE TO PROVIDE COVERAGE, OR TO PROVIDE

ICI MUTUAL INSURANCE GROUP

ICI MUTUAL INSURANCE COMPANY, A RISK RETENTION GROUP | ICIM SERVICES, INC. | ICI MUTUAL INSURANCE BROKERS, INC.

COVERAGE UNDER DIFFERENT TERMS AND CONDITIONS, PREMIUM LEVELS, DEDUCTIBLES OR LIMITS OF LIABILITY.

We are pleased that you have chosen to place Schwab’s Excess Bond with us and thank you for your support of ICI Mutual.

Sincerely,

/s/ Matthew Link
Matthew Link
Underwriting Manager

Fairway Center II, 675 Placentia Ave., 3rd Floor, Brea, Ca 92821

June 18, 2014

Mr. Lawrence Bowlus

Associate Director

Aon Risk Insurance Services West, Inc.

199 Freemont St., Suite 1500

San Francisco, CA 94105

Re:	The Charles Schwab Family of Funds
Excess Products
Insurance Contract 596347584
Expiration Date 06/30/2015
CNA Customer Number 232816

Dear Lawrence:

We are pleased to enclose our Binder for The Charles Schwab Family of Funds. Please review the terms and conditions set forth in this binder carefully to ensure that it fulfills the agreed-upon specifications. Should you detect any problem, please contact me within five (5) business days of the receipt of this binder to advise us of any concerns or questions.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

Please note that CNA offers a broad array of industry leading products. To learn more about these products, please visit our website at www.cnapro.com.

We appreciate the opportunity to do business with The Charles Schwab Family of Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Sean T Jackson

Underwriting Director

Phone: (714) 255-2215

Fax:

sean.jackson@cna.com

Binder Cover Letter Ed 9-05

Policy Transaction Invoice

Producer:	Customer:

Lawrence Bowlus Aon Risk Insurance Services West, Inc. 199 Freemont St., Suite 1500 San Francisco, CA 94105 (415)486-6985	The Charles Schwab Family of Funds 101 Montgomery Street San Francisco, CA 94104

Branch Code: 912 Producer Number: 729509	Customer Number: 232816

Continental Casualty Company hereby submits the following Statement for Policy # 596347584 for The Charles Schwab Family of Funds Policy Period: From 06/30/2014 to 06/30/2015.

Policy Effective Date	Gross Premium	Commission 13.50%(BND)	Counter- Signature Fee	Total Taxes	Total Surcharges	Amount Due
6/30/2014	$37,610.00	$5,077.35	$0.00	$0.00	$0.00	$32,532.65

*	Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

Continental Casualty Company

23453 Network Place

Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance

Phone: (714) 255-2215

FOR BILLING QUESTIONS CONTACT BILLING & COLLECTIONS: 1-877-574-0540

This amount will also appear on the CNA monthly statement for this producer number.

Binder Cover Letter Ed 9-05

Fairway Center II, 675 Placentia Ave., 3rd Floor, Brea, Ca 92821

Applicant:	Producer Information:
The Charles Schwab Family of Funds 101 Montgomery Street San Francisco, CA 94104 CNA Customer Number 232816	Aon Risk Insurance Services West, Inc. 199 Freemont St., Suite 1500 San Francisco, CA 94105

Expiring Policy No. 596347584	Expiration Date: 06/30/2014

BINDER

This certifies that, pending issuance of insurance contract number 596347584 in the form described below, Continental Casualty Company is hereby binding the coverage described as follows:

Please be advised that coverage for the above-captioned account is bound subject to all of the terms and conditions provided below.

This binder may be canceled at any time during the binder period by the Applicant by giving written notice of cancellation to Continental Casualty Company. This binder shall terminate automatically at its expiration as noted in the outlined terms.

If, subsequent to issuance of this binder, and prior to the effective date of the insurance contract, there is a material change in the condition of the Applicant or if any notice of claim or circumstance giving rise to a claim is reported prior to the effective date of the insurance contract then the Applicant must notify the Producer. Continental Casualty Company reserves the right to rescind this binder as of its effective date or to modify the final terms and conditions of the coverage upon review of the information.

A short-rate premium charge will be made for this binder unless an insurance contract is issued by Continental Casualty Company or Continental Casualty Company rescinds this binder.

Insurance Contract Term:	From 06/30/2014 to 06/30/2015

Binder Period:	From 06/30/2014 to 07/30/2014

This binder may be extended only in writing from the Insurer.

Premium:	$37,610 Does not include Taxes, Surcharges or Fees

Commission:	13.5%

The premium quoted is based on rates in effect on the quotation date.

Product:	Excess Insurance Policy	Form: G-22075-B 6/2010

Limit of Liability:	$15,000,000	Excess of: $50,000,000

See Schedule of Underlying Insurance

Fairway Center II, 675 Placentia Ave., 3rd Floor, Brea, Ca 92821

Applicant:	Producer Information:
The Charles Schwab Family of Funds 101 Montgomery Street San Francisco, CA 94104 CNA Customer Number 232816	Aon Risk Insurance Services West, Inc. 199 Freemont St., Suite 1500 San Francisco, CA 94105

Expiring Policy No. 596347584	Expiration Date: 06/30/2014

Premium must be paid and sent to Continental Casualty Company at:

Continental Casualty Company

23453 Network Place

Chicago, IL 60673-1234

within 30 days of the coverage effective date in order for coverage to be effective. However, payment of premium shall not operate to extend the binding period or nullify the automatic voiding as described below.

Endorsements Attached:

GSL-3908-XX	01/2008	Notice of Terrorism Coverage - Notice Disclosure Of Premium
GSL-19556-XXC	04/2010	Rider

Issuance of an insurance contract is subject to satisfaction of the following conditions:

The following conditions must be fulfilled within ten (10) business days from the effective date of coverage. If they are not met, then this binder will be null and void ab initio (void from the beginning), have no effect, and no insurance contract will be issued.

Please note this binder contains only a general description of coverages provided. For a detailed description of the terms, you must refer to the insurance contract itself and the endorsements listed herein.

Continental Casualty Company

By:

Sean T Jackson

Underwriting Director

(714) 255-2215

sean.jackson@cna.com

Binder Issued Date: June 18, 2014

Fairway Center II, 675 Placentia Ave., 3rd Floor, Brea, Ca 92821

Applicant:	Producer Information:
The Charles Schwab Family of Funds 101 Montgomery Street San Francisco, CA 94104 CNA Customer Number 232816	Aon Risk Insurance Services West, Inc. 199 Freemont St., Suite 1500 San Francisco, CA 94105

Expiring Policy No. 596347584	Expiration Date: 06/30/2014

SCHEDULE OF UNDERLYING INSURANCE

Primary:	Limit of Liability:
Travelers	$15,000,000

Underlying Excess:
GAIC	$10,000,000	Excess of	$15,000,000
ICI	$25,000,000	Excess of	$25,000,000

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.	FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.	LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.	CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.	INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.	NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

/s/ Thomas F. Motamed	/s/ Jonathan D. Kantor

G-22075-B (Ed. 06-10)	- 1 -
© CNA All Rights Reserved.

IMPORTANT INFORMATION

NOTICE - OFFER OF TERRORISM COVERAGE

NOTICE - DISCLOSURE OF PREMIUM

THIS NOTICE DOES NOT FORM A PART OF YOUR POLICY, GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY

You are hereby notified that under the Terrorism Risk Insurance Act, as extended and reauthorized (“Act”), you have a right to purchase insurance coverage of losses arising out of acts of terrorism, as defined in Section 102(1) of the Act, subject to all applicable policy provisions. The Terrorism Risk Insurance Act established a federal program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks.

This Notice is designed to alert you to coverage restrictions and to certain terrorism provisions in the policy. If there is any conflict between this Notice and the policy (including its endorsements), the provisions of the policy (including its endorsements) apply.

CHANGE IN THE DEFINITION OF A CERTIFIED ACT OF TERRORISM

The Act applies when the Secretary of the Treasury certifies that an event meets the definition of an act of terrorism. Originally the Act provides that to be certified an act of terrorism must cause losses of at least five million dollars and must have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest to coerce the government or population of the United States. However, the 2007 re-authorization of the Act no longer requires the act of terrorism to be committed by or on behalf of a foreign interest and certified acts of terrorism now encompass, for example, a terrorist act committed against the United States government by a United States citizen when the act is determined by the federal government to be “a certified act of terrorism”.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under the federal program. The policy’s other provisions, including nuclear, war or military action exclusions, will still apply to such an act. The premium charge for terrorism coverage for your policy is $0.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 85% of that portion of the amount of such insured losses that exceeds the applicable insurer retention.

LIMITATION ON PAYMENT OF TERRORISM LOSSES (applies to policies which cover terrorism losses insured under the federal program, including those which only cover fire losses)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Further, this coverage is subject to a limit on our liability, pursuant to the federal law where, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

All other terms and conditions of the Policy remain unchanged.

GSL3908XX (1-08)		Policy No:	596347584
Page 1		Endorsement No:	1
Continental Casualty Company		Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
	© CNA All Rights Reserved.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL3908XX (1-08)		Policy No:	596347584
Page 2		Endorsement No:	1
Continental Casualty Company		Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
	© CNA All Rights Reserved.

RIDER

In consideration of the premium paid, it is agreed that

1.	The term “Insurer” as used in the attached bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached bond.

2.	Each of said Companies shall be liable only for such proportion of each Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule set forth below, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of Loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of Loss and the filing of proof of Loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.	In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

SCHEDULE PAGE FOLLOWS:

GSL19556XXC (4-10)		Policy No:	596347584
Page 1		Endorsement No:	2
Continental Casualty Company		Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
	© CNA All Rights Reserved.

Underwritten for the sum of $15,000,000 part of $20,000,000 except as follows:	Controlling Company Continental Insurance Company By: Sean Jackson Attest:

Underwritten for the sum of $5,000,000 part of $20,000,000 except as follows:	Company Great American Insurance Company

Underwritten for the sum of $ except as follows:	By:

Underwritten for the sum of $ except as follows:	Attest:

Underwritten for the sum of $ except as follows:	Company

Underwritten for the sum of $ except as follows:	By:

Underwritten for the sum of $ except as follows:	Attest:

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

GSL19556XXC (4-10)		Policy No:	596347584
Page 2		Endorsement No:	2
Continental Casualty Company		Effective Date:	06/30/2014
Insured Name: The Charles Schwab Family of Funds
	© CNA All Rights Reserved.

June 18, 2014 Mr. Larry Bowlus Aon Risk Services Northeast Inc 199 Water St New York, NY 10038-3526	Fidelity / Crime Division 65 Broadway, Suite 1105, Suite 1105 New York, NY 10006 www.CrimeInsurance.com 212-513-4012 513-768-5188 (Fax)

Re:	CHARLES SCHWAB FAMILY OF Funds, The Funds, The
Excess Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Larry,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

EXCESS FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED:	CHARLES SCHWAB FAMILY OF Funds, The Funds, The

ADDRESS:	211 Main Street San Francisco, CA 94104

BOND NUMBER:	FS 554-47-79-09

EFFECTIVE DATES:	12:01 A.M. on June 30, 2014 to 12:01 A.M. on June 30, 2015

ISSUING COMPANY:	Great American Insurance Company
A.M. Best Rated “A+” (Superior) Class XIII as of February 21, 2014
Standard & Poor’s Rated “A+” (Strong) as of June 24, 2013
Admitted in all 50 States & Canada

POLICY FORM:	Great American Financial Institution Excess Follow Form Certificate Discovery Form

EXCESS OF:	Quota Share Excess $5mm p/o $20mm xs $50mm

TOTAL PREMIUM:	$12,537

COMMISSION PAYABLE:	15% (Commission Payable on Total Premium)

SUBJECTIVITIES:

No subjectivities are required. File is current.

www.CrimeInsurance.com	Page 1 of 2	www.GreatAmericanInsuranceGroup.com

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:	If you are using overnight mail:

Great American Insurance Group	PNC Bank c/o Great American Insurance Group
3561 Solutions Center	Lockbox Number 773561
Chicago, IL 60677-3005	350 East Devon Avenue
Itasca, IL 60143

Please feel free to contact me with any questions. Thank you for the opportunity to provide terms on this account!

Best Regards,

/s/ Robert Larsen

Robert Larsen

Director

212-513-4012

rlarsen@GAIC.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

www.CrimeInsurance.com	Page 2 of 2	www.GreatAmericanInsuranceGroup.com

CHUBB GROUP OF INSURANCE COMPANIES 55 Water Street, 29th-30th Floors, New York, New York 10041-2899	Telephone (212) 612-4000 Facsimile (212) 612-2600

REVISED BINDER

June 24, 2014

The Charles Schwab Family Of Funds

In care of Aon Risk Solutions | Financial Services Group

Licensed Producer:
c/o:	John Prentis

199 Fremont St, Suite 1500,

San Francisco, CA 94105

Subject:	The Charles Schwab Family of Funds and Laudus Funds
211 Main Street
San Francisco, California 94105

Policy Type	Policy Number	Effective Date	Underwriting Company
Financial Institution Excess Bond Form E	82210792	06/30/2014	Federal Insurance Company

Dear John:

We are pleased to bind the following coverage.

1. First Named Assured:	The Charles Schwab Family Of Funds

2. Limit of Liability - :	Single Loss - $15,000,000 excess of $70,000,000
PREMIUM: $30,300.
Aggregate Loss: Not Applicable

3. Underlying Program:

St Paul (Primary) - $15,000,000 p/o $25,000,000

Great American -   $10,000,000 p/o $25,000,000

ICI -                         $25,000,000 x/s $25,000,000

CNA                        $15,000,000 p/o $20,000,000

                                  excess $50,000,000

Great American -    $5,000,000 p/o $20,000,000

                                  excess $50,000,000

4. Deductible Amount:	$70,100,000
(Primary Policy Deductible - $100,000)

5. Bond Period: From:	12:01 a.m. on 06/30/2014
To:	12:01 a.m. on 06/30/2015

6.	Endorsement(s) effective at inception:

    10-02-1281 Terrorism Notice

    10-02-1295 Important Notice to Policyholders

    14-02-9228 Compliance with Applicable Trade Sanction Law

    17-02-0735ex Premium Endorsement (AZ,CA,FL,GA,NC,VA)

    Q09-1416 Amending Representations Made by Assured

    Q09-1785 Amend Discovery Endorsement

    Q08-1015 Amend Termination (Excess)

7.	Commission Payable: 17.5%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity’s listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

Sign/DD Lead Travelers Application.

Copies of Lead Primary Travelers Co-Surety ICAP Bond, 1st Excess ICI ICAP Bond,

and Lead 2nd Excess CNA ICAP Bond.

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured’s claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter and attachments thereto issued by the Company.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb).

If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

Sincerely,

/s/ Lisa Friscia

Lisa Friscia

Department of Financial Institutions

OFFEREE DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(new policies and renewals with no terrorism

exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”) effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy’s annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

RESOLUTIONS OF THE BOARDS OF TRUSTEES OF

THE CHARLES SCHWAB FAMILY OF FUNDS

SCHWAB INVESTMENTS

SCHWAB CAPITAL TRUST

SCHWAB ANNUITY PORTFOLIOS

LAUDUS TRUST

LAUDUS INSTITUTIONAL TRUST

Adopted June 3, 2014

Fidelity Bond for Schwab Funds and Laudus Funds

RESOLVED, that the form and amount of the fidelity bonds in the aggregate principal amount of $85,000,000 (Eighty Five Million Dollars) covering The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust and Laudus Institutional Trust (each, a “Trust” and collectively, the “Trusts”) for the periods stated in the following resolutions be, and they hereby are, approved by the members of the Boards of Trustees (the “Trustees”) of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the Investment Company Act of 1940, as amended (“1940 Act”), after consideration of all factors deemed relevant, including, but not limited to, the value of the assets of the Trusts, the type and terms of the arrangements made for the custody and safekeeping of the Trusts’ assets, and the nature of the securities in the funds of the Trusts;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by St. Paul Travelers and Great American Insurance Group providing aggregate coverage of $25,000,000 (Twenty-Five Million Dollars) (“Travelers-Great American Joint Bond”) against larceny and embezzlement and such other types of losses as are included in the Travelers-Great American Joint Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Travelers-Great American Joint Bond, are hereby approved;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by ICI Mutual Insurance Company providing excess coverage of $25,000,000 (Twenty-Five Million Dollars) (“ICI Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the ICI Joint Excess Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the ICI Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by CNA Insurance Company and Great American Insurance Group providing excess coverage of $20,000,000 (Twenty Million Dollars) (“CNA-Great American Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the CNA-Great American Joint Excess Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the CNA-Great American Joint Excess Bond, are hereby approved;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by Federal Insurance Company (Chubb) providing excess coverage of $15,000,000 (Fifteen Million Dollars) (“Chubb Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the Chubb Joint Excess Bond for the 12-month period ending June 30, 2015, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Chubb Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that the participation by each Trust in the Joint Bonds described above is determined to be fair and reasonable and in the best interests of each Trust and its shareholders by the Trustees of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the 1940 Act;

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to execute such documents and papers as may be required by the rules and regulations promulgated under the 1940 Act;

FURTHER RESOLVED, that the Secretary of the Trusts be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Trusts’ Joint Bonds required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the agreement regarding the Joint Bonds approved pursuant to the preceding resolutions, stating that, in the event recovery is received under any of the Joint Bonds as a result of the loss by a Trust and one or more of the other named insureds, each such Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act, is hereby ratified and continued by the Trustees of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the 1940 Act.

STATEMENT OF REGISTERED INVESTMENT COMPANIES

PURSUANT TO RULE 17g-1

OF THE INVESTMENT COMPANY ACT OF 1940

Pursuant to rule 17g-1 under the Investment Company Act of 1940, as amended, the undersigned registered investment companies hereby state as follows:

1.	But for its participation in a joint fidelity bond arrangement, The Charles Schwab Family of Funds would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $164,564,143,868, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

2.	But for its participation in a joint fidelity bond arrangement, Schwab Investments would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $9,932,358,931, as of May 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

3.	But for its participation in a joint fidelity bond arrangement, Schwab Capital Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $47,535,573,913, as of April 30, 2014, the end of the most recent fiscal quarter prior to the date of determination.

4.	But for its participation in a joint fidelity bond arrangement, Schwab Annuity Portfolios would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $900,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of $546,469,162, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

5.	But for its participation in a joint fidelity bond arrangement, Laudus Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $3,101,015,097, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

6.	But for its participation in a joint fidelity bond arrangement, Laudus Institutional Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $750,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $418,392,668, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

7.	The premium for the joint insured bond covering each has been paid through the period ending June 30, 2015.

THE CHARLES SCHWAB FAMILY OF FUNDS

SCHWAB INVESTMENTS

SCHWAB CAPITAL TRUST

SCHWAB ANNUITY PORTFOLIOS

LAUDUS TRUST

LAUDUS INSTITUTIONAL TRUST

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary & Assistant Clerk

JOINT FIDELITY BOND AGREEMENT

WHEREAS, the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, Rule 17g-1 under the 1940 Act requires that each registered management company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of the loss sustained by the registered management investment company and one or more other named insureds;

NOW THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1.	In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies named below and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under rule 17g-1 under the 1940 Act.

2.	This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, each of the undersigned registered management investment companies has caused this Agreement to be executed by a duly authorized officer as of the 3rd day of June, 2014.

THE CHARLES SCHWAB FAMILY OF FUNDS

Schwab California Municipal Money Fund

Schwab Municipal Money Fund

Schwab New York AMT Tax-Free Money Fund

Schwab New Jersey AMT Tax-Free Money Fund

Schwab Pennsylvania Municipal Money Fund

Schwab AMT Tax-Free Money Fund

Schwab Massachusetts AMT Tax-Free Money Fund

Schwab Value Advantage Money Fund

Schwab Government Money Fund

Schwab Money Market Fund

Schwab U.S. Treasury Money Fund

Schwab Retirement Advantage Money Fund

Schwab Investor Money Fund

Schwab Cash Reserves Fund

Schwab Advisor Cash Reserves Fund

Schwab California AMT Tax-Free Money Fund

Schwab Treasury Obligations Money Fund

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

SCHWAB INVESTMENTS

Schwab 1000 Index Fund

Schwab California Tax-Free Bond Fund

Schwab Tax-Free Bond Fund

Schwab Short-Term Bond Market Fund

Schwab Total Bond Market Fund

Schwab GNMA Fund

Schwab Treasury Inflation Protected Securities Index Fund

Schwab Global Real Estate Fund

Schwab Intermediate-Term Bond Fund

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

SCHWAB CAPITAL TRUST

Schwab Core Equity Fund

Schwab MarketTrack Balanced Portfolio

Schwab MarketTrack Conservative Portfolio

Schwab MarketTrack Growth Portfolio

Schwab MarketTrack All Equity Portfolio

Schwab International Index Fund

Schwab Balanced Fund

Laudus International MarketMasters Fund

Laudus Small-Cap MarketMasters Fund

Schwab S&P 500 Index Fund

Schwab Small-Cap Index Fund

Schwab Total Stock Market Index Fund

Schwab Financial Services Fund

Schwab Health Care Fund

Schwab Hedged Equity Fund

Schwab Small-Cap Equity Fund

Schwab Dividend Equity Fund

Schwab Target 2010 Fund

Schwab Target 2015 Fund

Schwab Target 2020 Fund

Schwab Target 2025 Fund

Schwab Target 2030 Fund

Schwab Target 2035 Fund

Schwab Target 2040 Fund

Schwab Target 2045 Fund

Schwab Target 2050 Fund

Schwab Target 2055 Fund

Schwab Large-Cap Growth Fund

Schwab Fundamental US Large Company Index Fund

Schwab Fundamental US Small Company Index Fund

Schwab Fundamental International Large Company Index Fund

Schwab Fundamental Emerging Markets Large Company Index Fund

Schwab Fundamental International Small Company Index Fund

Schwab Monthly Income Fund – Moderate Payout

Schwab Monthly Income Fund – Enhanced Payout

Schwab Monthly Income Fund – Maximum Payout

Schwab International Core Equity Fund

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

SCHWAB ANNUITY PORTFOLIOS

Schwab MarketTrack Growth Portfolio II

Schwab Money Market Portfolio

Schwab S&P 500 Index Portfolio

Schwab VIT Balanced Portfolio

Schwab VIT Balanced with Growth Portfolio

Schwab VIT Growth Porfolio

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

Laudus Trust

Laudus Mondrian Emerging Markets Fund

Laudus Mondrian International Equity Fund

Laudus Mondrian International Global Fixed Income Fund

Laudus Mondrian Global Government Fixed Income Fund

Laudus U.S. Large Cap Growth Fund

/s/ Christine Pierangeli

Christine Pierangeli Assistant Clerk

Laudus Institutional Trust

Laudus Mondrian Institutional Emerging Markets Fund

Laudus Mondrian Institutional International Equity Fund

/s/ Christine Pierangeli

Christine Pierangeli Assistant Clerk